Maxim Group LLC
405 Lexington Avenue
New York, New York  10174

July 13, 2011

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Attn:       H. Christopher Owings

Re:	Nautilus Marine Acquisition Corp. Registration Statement on Form F-1, as amended SEC File No. 333-174634

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the underwriters, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 4:00 p.m. on Thursday, July 14, 2011, or as soon thereafter as practicable.

The undersigned confirm that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours, MAXIM GROUP LLC, as representative of the underwriters

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Executive Managing Director